Second Quarter 2016 Earnings Call August 2, 2016 Exhibit 99.2

Second
Quarter
2016
–
Earnings
Call
Certain
statements
contained
in
this
presentation
may
constitute
forward-looking
statements
within
the
meaning
of
the
Private
Securities
Litigation
Reform
Act
of
1995.
This
press
release
may
contain
“forward
looking
statements”
with
respect
to
our
business,
results
of
operations
and
financial
condition,
and
our
expectations
or
beliefs
concerning
future
events
and
conditions.
You
can
identify
forward-looking
statements
because
they
contain
words
such
as,
but
not
limited
to,
“believes,”
“expects,”
“may,”
“should,”
“approximately,”
“anticipates,”
“estimates,”
“intends,”
“plans,”
“targets,”
likely,”
“will,”
“would,”
“could”
and
similar
expressions
(or
the
negative
of
these
terminologies
or
expressions).
All
forward-looking
statements
involve
risks
and
uncertainties.
Many
risks
and
uncertainties
are
inherent
in
our
industry
and
markets.
Others
are
more
specific
to
our
business
and
operations.
These
risks
and
uncertainties
include,
but
are
not
limited
to,
the
ability
of
Constellium
and
Wise
Metals
to
achieve
expected
synergies
and
the
timing
thereof,
Constellium’s
increased
levels
of
indebtedness
which
could
limit
Constellium’s
operating
flexibility
and
opportunities;
the
potential
failure
to
retain
key
employees,
the
loss
of
customers,
suppliers
and
other
business
relationships
as
a
result
of
the
acquisition
of
Wise
Metals;
disruptions
to
business
operations;
slower
or
lower
than
expected
growth
in
the
North
American
market
for
Body-in-White
aluminium
rolled
products,
and
other
risk
factors
set
forth
under
the
heading
“Risk
Factors”
in
our
Annual
Report
on
Form
20-F,
and
as
described
from
time
to
time
in
subsequent
reports
filed
with
the
U.S.
Securities
and
Exchange
Commission.
The
occurrence
of
the
events
described
and
the
achievement
of
the
expected
results
depend
on
many
events,
some
or
all
of
which
are
not
predictable
or
within
our
control.
Consequently,
actual
results
may
differ
materially
from
the
forward-looking
statements
contained
in
this
press
release.
We
undertake
no
obligation
to
update
or
revise
any
forward-looking
statement
as
a
result
of
new
information,
future
events
or
otherwise,
except
as
required
by
law.
Forward-looking statements

Second
Quarter
2016
–
Earnings
Call
Non-GAAP measures
This
presentation
includes
information
regarding
certain
non-GAAP
financial
measures,
including
Adjusted
EBITDA,
Adjusted
EBITDA
per
metric
ton,
Adjusted
Free
Cash
Flow
and
Net
Debt.
These
measures
are
presented
because
management
uses
this
information
to
monitor
and
evaluate
financial
results
and
trends
and
believes
this
information
to
also
be
useful
for
investors.
Adjusted
EBITDA
measures
are
frequently
used
by
securities
analysts,
investors
and
other
interested
parties
in
their
evaluation
of
Constellium
and
in
comparison
to
other
companies,
many
of
which
present
an
adjusted
EBITDA-related
performance
measure
when
reporting
their
results.
Adjusted
EBITDA,
Adjusted
EBITDA
per
Metric
Ton,
Adjusted
Free
Cash
Flow
and
Net
Debt
are
not
presentations
made
in
accordance
with
IFRS
and
may
not
be
comparable
to
similarly
titled
measures
of
other
companies.
These
non-GAAP
financial
measures
supplement
our
IFRS
disclosures
and
should
not
be
considered
an
alternative
to
the
IFRS
measures.
This
presentation
provides
a
reconciliation
of
non-GAAP
financial
measures
to
the
most
directly
comparable
GAAP
financial
measures.

Jean-Marc Germain Chief Executive Officer

Second
Quarter
2016
–
Earnings
Call
Initial Priorities
5
Continue to improve our safety performance
Sharpen our strategic and commercial focus
Execute on our growth initiatives
Deliver consistent and sustainable operational and financial performance
Optimize return on capital investments

Didier Fontaine Chief Financial Officer

Second
Quarter
2016
–
Earnings
Call
Record
Adjusted
EBITDA
of
€107
million,
up
15%,
driven
by
a
strong
record
performance
in
the
AS&I
segment,
improved
results
in
both
the
A&T
and
P&ARP
segments
Shipments
of
387k
metric
tons,
in-line
with
last
year
Revenue
of
€1.2
billion,
down
10%,
mainly
due
to
lower
metal
prices
(on
a
like-for-like
basis
down
3%)
Net
Income
of
€9
million
compared
to
a
net
loss
(€47
million)
Cash
Flows
from
Operating
Activities
of
€182
million;
Adjusted
Free
Cash
Flow
of
€104
million
Seasonally
strong
Adjusted
EBITDA
per
ton
in
all
segments
Q2 2016 Highlights (Q2 2016 vs Q2 2015)

3
1
7
3
93
107
Adj. Ebitda 2015
P&ARP
A&T
AS&I
H&C
Adj. Ebitda 2016

Constellium

Second Quarter 2016 – Earnings Call Adjusted EBITDA (Q2 2016 vs Q2 2015) 8 € millions Record Adjusted EBITDA driven by outstanding performance in AS&I and improvement in A&T and P&ARP

4%
53
56
Q2 15
Q2 16

201
209
Q2 15
Q2 16

Constellium

Second
Quarter
2016
–
Earnings
Call
Packaging and Automotive Rolled Products Segment
Update on Muscle Shoals
•
Improved financial performance
•
Shipments 110kt
•
Expanded Hitachi non-recourse factoring facility from
$100 million to $250 million
•
Preparing for in-sourcing used beverage can (UBC)
procurement
2016 BiW
finishing lines on-track
•
Executed amended JV agreement with
UACJ
for
our
BiW
expansion
in
the
U.S.
Segment Outlook/Mix
Constellium Recent Developments
Segment
shipments
flat
at
268
kt
in
Q2
2016
Automotive rolled product shipments up 30%
Lower demand for specialty and other thin-rolled
products
9
Adjusted EBITDA (€m)
Adjusted EBITDA per ton (€)
5%
Shipments:   268kt
268kt            (1)%

30
31
Q2 15
Q2 16

470
496
Q2 15
Q2 16

Constellium

Second
Quarter
2016
–
Earnings
Call
Aerospace and Transportation Segment
Segment shipments flat at 62 kt
North American end demand stable, slight H1
softness in European orders; H2 outlook stable
Continued operational improvements
New
contract
with
Airbus
starting
2017–
focused
on
higher value-add products (pre-machining)
Pusher furnace in Ravenswood on schedule for
completion in late 2016, plant well-positioned for
another year of solid performance
10
+6%
+7%
Segment Outlook/Mix
Constellium Recent Developments
Adjusted EBITDA (€m)
Adjusted EBITDA per ton (€)
Shipments:
63kt
62kt
(1)%

22
29
Q2 15
Q2 16

382
497
Q2 15
Q2 16

Constellium

Second
Quarter
2016
–
Earnings
Call
Shipments:
57kt
58kt
+4%
Automotive Structures and Industry Segment
Segment shipments of 58 kt, up 4%
Strong demand in automotive structures
applications and increasing global market share
Record quarterly performance in Adjusted EBITDA
and Adjusted EBITDA per ton
Good product mix and overall operational
performance
White, Georgia manufacturing facility on schedule
for start of production in 2017
Announced new manufacturing facility in San Luis
Potosí, Mexico
11
+28%
+34%
Segment Outlook/Mix
Constellium Recent Developments
Adjusted EBITDA (€m)
Adjusted EBITDA per ton (€)

Second
Quarter
2016
–
Earnings
Call
Adjusted Free Cash Flow
€
millions
Three months
ended
June 30, 2016
Three months
ended
June 30, 2015
Cash flows from operating activities
182
152
Capital expenditures
(78)
(79)
Adjusted free cash flow
104
73
12
Improved
Adjusted
free
cash
flow
reflecting
higher
cash
flows
from
operating
activities
and
continued
high
levels
of
capital
expenditures
as
we
invest
in
our
growth
projects

Second
Quarter
2016
–
Earnings
Call
Strong Liquidity
13
Ample liquidity to fund growth initiatives
€
millions
June 30, 2016
December 31, 2015
Total Debt
(*)
2,450
2,175
Cash and Cash Equivalents
622
472
Net Debt
1,828
1,703
Liquidity
(**)
792
733
(*)
Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term committed facilities

Second
Quarter
2016
–
Earnings
Call
Key Takeaways
Record results and performance in AS&I
Improved results in A&T and P&ARP segments, particularly in
North American packaging
Record Adjusted EBITDA of €107 million
Cash Flows from Operating Activities of €182 million; Adjusted
Free Cash Flow of €104 million
Seasonally strong EBITDA per ton in all segments
14

Second
Quarter
2016
–
Earnings
Call
Vision for Unlocking Shareholder Value
15
Continue to improve safety and operational performance in all segments
Focus on product sales and profitability within each segment
Maximize free cash flow
De-risk our growth investments
De-lever the balance sheet
Focus on shareholder communication

Second Quarter 2016 – Earnings Call Q & A 16

Second Quarter 2016 – Earnings Call Appendix 17

Second
Quarter
2016
–
Earnings
Call
Shipments by Product Line (000’s metric tons)
18
Six months
June
30, 2016
Six months
June
30, 2015
Change
Packaging rolled
products
432
454
(5%)
Automotive
rolled
products
57
44
30%
Specialty and other
thin-rolled
products
23
36
(36%)
Aerospace rolled
products
61
58
5%
Transportation,
industry
and
other
rolled
products
64
64
0%
Automotive
extruded
products
52
51
3%
Other
extruded
products
63
62
3%
Eliminations and other
(3)
(2)
-
Total
749
767
(2%)
k metric tons

Second
Quarter
2016
–
Earnings
Call
IFRS –
Q2 2016 Income Statement
€
millions
Three months ended
June 30, 2016
Three months ended
June 30, 2015
Revenue
1,233
1,375
Income / (loss) from operations
80
(3)
Finance
costs
–
net
(44)
(36)
Share
of
loss
of
joint-ventures
(1)
Income / (loss) before income taxes
35
(39)
Income / (loss) before income taxes
35
(39)
Income tax expense
(26)
(8)
Net income / (loss)

(47)

Second
Quarter
2016
–
Earnings
Call
IFRS –
First Half 2016 Income Statement
€
millions
Six months ended
June 30, 2016
Six months ended
June 30, 2015
Revenue
2,383
2,768
Income / (loss) from operations
133
(7)
Finance
costs
–
net
(85)
(79)
Share
of
loss
of
joint-ventures
(2)
(1)
Income / (loss) before income taxes
46
(87)
Income tax (expense) / benefit
(45)
9
Net income / (loss)
1
(78)

Second
Quarter
2016
–
Earnings
Call
IFRS –
Statement of Financial Position
€
millions
At June 30, 2016
At December 31, 2015
Non-current assets
2,217
2,166
Current assets
1,666
1,449
Assets held for sale
-
13
Total Assets
3,883
3,628
Equity
(609)
(540)
Non-current liabilities
3,408
2,962
Current liabilities
1,084
1,193
Liabilities held for sale
-
13
Total Equity and Liabilities
3,883
3,628

Second
Quarter
2016
–
Earnings
Call
Net Debt Reconciliation
€
millions
June 30, 2016
December 31, 2015
Borrowings
2,498
2,233
Fair value of cross currency interest rate swap
(39)
(47)
Cash and cash equivalents
(622)
(472)
Cash pledged for issuance of guarantees
(9)
(11)
Net Debt
1,828
1,703

€
millions
Three months ended
June 30, 2016
Three months ended
June 30, 2015
Six months
ended
June
30, 2016
Six months
ended
June
30, 2015
Net income / (income)
9
(47)
1
(78)
Income tax expense / (benefit)
26
8
45
(9)
Income / (loss) before income tax
35
(39)
46
(87)
Finance costs -
net
44
36
85
79
Share of loss of joint-ventures
1
-
2
1
Income / (loss) from operations
80
(3)
133
(7)
Metal price lag
2
7
5
-
Start-up and development costs
8
5
13
9
Manufacturing system and process transformation costs
1
2
4
2
Wise acquisition and integration costs
-
3
2
10
Wise one-time costs
-
22
20
36
Loss on Ravenswood OPEB plan amendments
-
4
-
4
Depreciation, amortization, and impairment
38
51
72
83
Restructuring costs
4
5
4
5
Unrealized (gains) / losses on derivatives
(23)
(19)
(53)
27
Unrealized exchange (gains) / losses from remeasurement
of
monetary assets and liabilities -
net
(3)
4
(2)
3
Losses on disposal and assets classified as held for sale
-
10
-
10
Other
-
2
1
6
Adjusted EBITDA
107
93
199
188
Second
Quarter
2016
–
Earnings
Call
Reconciliation of Net Income to Adjusted EBITDA

Liquidity Details

€
millions
Availability at June 30, 2016
Ravenswood ABL
35
Wise ABL
95
Factoring
33
Other
7
Total
170
Cash and cash equivalents
622
Total Liquidity
792
Second
Quarter
2016
–
Earnings
Call

Borrowings Table
At June 30, 2016
At December 31, 2015
(in millions of Euros)
Amount
Type of
rate
Nominal
rate
Effective
rate
Amount
Type of
rate
Nominal
rate
Effective
rate
Senior Notes
Constellium N.V.
In U.S. Dollar (due 2024)
358
Fixed
5.75%
6.26%
365
Fixed
5.75%
6.26%
In Euro (due 2021)
297
Fixed
4.63%
5.16%
297
Fixed
4.63%
5.16%
In U.S. Dollar (due 2023)
368
Fixed
8.00%
8.61%
375
Fixed
8.00%
8.61%
In Euro (due 2023)
244
Fixed
7.00%
7.54%
244
Fixed
7.00%
7.54%
In U.S. Dollar (due 2021)
379
Fixed
7.88%
8.94%
—
—
—
—
Muscle Shoals (Wise Metals Group LLC) (due 2018)
606
Fixed
8.75%
7.45%
622
Fixed
8.75%
7.45%
Senior PIK Toggle Notes
(due 2019)
Muscle Shoals (Wise Metals Intermediate Holdings LLC)
148
Fixed
9.75%
8.58%
145
Fixed
9.75%
8.40%
U.S. Revolving Credit Facility (ABL)
Constellium Rolled Products Ravenswood, LLC
32
Floating
—
3.34%
23
Floating
—
4.00%
Muscle Shoals (Wise Alloys LLC)
—
Floating
—
—
99
Floating
—
2.60%
Unsecured Credit Facility (Constellium N.V.)
—
—
—
—
—
—
—
—
Others
66
—
—
—
63
—
—
—
Total Borrowings
2,498
—
—
—
2,233
—
—
—
Of which non-current
2,414
2,064
Of which current
84
169
Second
Quarter
2016
–
Earnings
Call
25